UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2025 Results

Financial Results and Business Overview

June 30, 2025

ICL Reports Second Quarter 2025 Results

Sales of $1.8 billion increased year-over-year, with operating income of $181 million, adjusted EBITDA of $351 million and adjusted diluted EPS of $0.09

Tel Aviv, Israel, and St. Louis, August 6, 2025 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2025. Consolidated sales were $1.8 billion, up ~$80 million versus the prior year. Operating income was $181 million versus $211 million of operating income in the second quarter of last year, with adjusted operating income of $201 million versus $225 million. For the second quarter, net income attributable to shareholders was $93 million versus $115 million in the prior year, with adjusted net income of $110 million compared to $126 million. Adjusted EBITDA was $351 million versus $377 million. Diluted earnings per share were $0.07 versus $0.09 in the second quarter of last year, with adjusted diluted EPS of $0.09 versus $0.10.

“For the second quarter, ICL delivered both a year-over-year and sequential increase in sales, against a backdrop of generally positive trends in most markets. Results were once again led by our specialties-driven businesses. Combined, our Industrial Products, Phosphate Solutions and Growing Solutions businesses reported year-over-year growth in sales for both the second quarter and first half of the year. For our Potash segment, second quarter sales were lower versus the prior year, due to lower quantities and as we continued to supply potash to India and China at 2024 contract prices. We expect sales for the Potash segment to improve in the third quarter, due to an increase in the prices for both the 2025 contracts with India and China and for spot transactions," said Elad Aharonson, president and CEO of ICL. “For the most part, second quarter trends were a continuation of the first quarter and in-line with expectations. Looking toward the second half of the year, we expect to gradually benefit from price improvement and to continue to focus on our regional-specific specialties-driven businesses.”

The Company reiterated its guidance for specialties-driven EBITDA of between $0.95 billion to $1.15 billion for full year 2025. For Potash, ongoing geopolitical unrest – and a brief period of regional conflict – impacted production in Israel. For 2025, the Company now expects sales volumes of between 4.3 million and 4.5 million metric tons. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2025 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2024 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

Financial Figures and non-GAAP Financial Measures

4-6/2025		4-6/2024		1-6/2025		1-6/2024		1-12/2024
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,832	-	1,752	-	3,599	-	3,487	-	6,841	-
Gross profit	554	30	568	32	1,114	31	1,125	32	2,256	33
Operating income	181	10	211	12	366	10	414	12	775	11
Adjusted operating income (1)	201	11	225	13	409	11	440	13	873	13
Net income attributable to the Company's shareholders	93	5	115	7	184	5	224	6	407	6
Adjusted net income attributable to the Company’s shareholders (1)	110	6	126	7	220	6	244	7	484	7
Diluted earnings per share (in dollars)	0.07	-	0.09	-	0.14	-	0.17	-	0.32	-
Diluted adjusted earnings per share (in dollars) (2)	0.09	-	0.10	-	0.17	-	0.19	-	0.38	-
Adjusted EBITDA (2)	351	19	377	22	710	20	739	21	1,469	21
Cash flows from operating activities (3)	269	-	316	-	434	-	608	-	1,468	-
Purchases of property, plant and equipment and intangible assets (3)	202	-	142	-	392	-	287	-	713	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

2 ICL Group Limited Q2 2025 Results

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions. For our Potash business we provide sales volumes guidance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

3 ICL Group Limited Q2 2025 Results

Adjustments to Reported Operating and Net income (non-GAAP)

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	181	211	366	414	775
Charges related to the security situation in Israel (1)	15	14	25	26	57
Impairment and write-off of assets and provision for site closure (2)	5	-	5	-	35
Fire incident at Ashdod Port (3)	-	-	4	-	-
Provision for early retirement (4)	-	-	9	-	4
Legal proceedings (5)	-	-	-	-	2
Total adjustments to operating income	20	14	43	26	98
Adjusted operating income	201	225	409	440	873
Net income attributable to the shareholders of the Company	93	115	184	224	407
Total adjustments to operating income	20	14	43	26	98
Total tax adjustments (6)	(3)	(3)	(7)	(6)	(21)
Total adjusted net income - shareholders of the Company	110	126	220	244	484

(1)	For 2025 and 2024, reflects charges relating to the ongoing security situation in Israel.

(2)
For 2025, reflects a write-off of two portfolio companies due to failed business continuity and funding. For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey, as well as an impairment of assets due to a regulatory decision that mandated the cessation of a certain project.

(3)	For 2025, reflects expenses related to a fire incident at Ashdod Port.

(4)	For 2025 and 2024, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(5)	For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project.

(6)	For 2025 and 2024, reflects the tax impact of adjustments made to operating income.

4 ICL Group Limited Q2 2025 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	108	130	214	256	464
Financing expenses, net	13	33	50	68	140
Taxes on income	60	48	102	90	172
Less: Share in earnings of equity-accounted investees	-	-	-	-	(1)
Operating income	181	211	366	414	775
Depreciation and amortization	150	152	301	299	596
Adjustments (1)	20	14	43	26	98
Total adjusted EBITDA	351	377	710	739	1,469

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	93	115	184	224	407
Adjustments (1)	20	14	43	26	98
Total tax adjustments	(3)	(3)	(7)	(6)	(21)
Adjusted net income - shareholders of the Company	110	126	220	244	484
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,292,096	1,290,158	1,291,450	1,289,977	1,290,039
Diluted adjusted earnings per share (in dollars) (2)	0.09	0.10	0.17	0.19	0.38

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

5 ICL Group Limited Q2 2025 Results

Recent Developments

Impact of new US tariffs

We are actively monitoring existing and potential tariffs that are or may be imposed by the US and other countries, and we are evaluating their potential impact on our business and financial condition. While we do not believe that the tariffs will have a material adverse effect upon our results of operations, financial condition, or liquidity based on the current status of tariffs, their actual impact remains uncertain and will depend on several factors. These include the effective date and duration of such tariffs, any future changes in their scope or magnitude, potential countermeasures that the target countries may take and any mitigating actions that may become available.

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. Over the past year, tensions with Iran intensified, culminating in a 12-day declared state of war in June 2025, which concluded with a ceasefire. The ongoing security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

While the security situation has not had a material impact on our business results to date, its future effects remain uncertain due to the unpredictable nature and duration of the conflict. We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets.

6 ICL Group Limited Q2 2025 Results

Consolidated Results Analysis

Results analysis for the period April – June 2025

Sales	Expenses	Operating income
$ millions
Q2 2024 figures	1,752	(1,541)	211
Total adjustments Q2 2024*	-	14	14
Adjusted Q2 2024 figures	1,752	(1,527)	225
Quantity	(34)	14	(20)
Price	94	-	94
Exchange rates	20	(19)	1
Raw materials	-	(37)	(37)
Energy	-	2	2
Transportation	-	9	9
Operating and other expenses	-	(73)	(73)
Adjusted Q2 2025 figures	1,832	(1,631)	201
Total adjustments Q2 2025*	-	(20)	(20)
Q2 2025 figures	1,832	(1,651)	181

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of potash, FertilizerpluS products and bromine-based flame retardants. This was partially offset by higher sales volumes of specialty agriculture products, clear brine fluids, phosphorus-based flame retardants and phosphate fertilizers.

-
Price – The positive impact on operating income was primarily driven by a $33 year-over-year increase in the potash price (CIF) per tonne, along with higher selling prices of phosphate fertilizers, specialty agriculture products and phosphorus-based flame retardants. This was partially offset by lower selling prices of food specialties and white phosphoric acid (WPA).

-
Exchange rates – The favorable impact on operating income was due to a positive impact on sales resulting mainly from the appreciation of the average exchange rate of the euro and the British pound against the US dollar, which outweighed their negative impact on operational costs.

-
Raw materials – The negative impact on operating income was primarily due to higher cost of sulphur and commodity fertilizers, partially offset by lower cost of raw materials used in the production of industrial solutions products.

-	Transportation – The positive impact on operating income was primarily due to reduced marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

7 ICL Group Limited Q2 2025 Results

Financing expenses, net

Net financing expenses in the second quarter of 2025 totaled $13 million compared to $33 million in the corresponding quarter last year, reflecting a $20 million decrease. This decrease is primarily due to exchange rate differences net of hedging transactions, as well as a $3 million decrease in net interest expenses.

Tax expenses

In the second quarter of 2025, the Company’s reported tax expenses totaled $60 million compared to $48 million in the corresponding quarter of last year, reflecting an effective tax rate of 36% and 27%, respectively. The Company's adjusted tax expenses totaled $63 million compared to $51 million in the corresponding quarter of last year, reflecting an effective tax rate of 34% and 27%, respectively. The Company’s relatively high effective tax rate in the quarter was primarily due to the appreciation of the Israeli shekel against the US dollar during the period.

8 ICL Group Limited Q2 2025 Results

Results analysis for the period January – June 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	3,487	(3,073)	414
Total adjustments YTD 2024*	-	26	26
Adjusted YTD 2024 figures	3,487	(3,047)	440
Quantity	55	(51)	4
Price	73	-	73
Exchange rates	(16)	14	(2)
Raw materials	-	(25)	(25)
Energy	-	(1)	(1)
Transportation	-	26	26
Operating and other expenses	-	(106)	(106)
Adjusted YTD 2025 figures	3,599	(3,190)	409
Total adjustments YTD 2025*	-	(43)	(43)
YTD 2025 figures	3,599	(3,233)	366

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of phosphate fertilizers, specialty agriculture products, phosphorus-based flame retardants, WPA, industrial salts and food specialties. This was partially offset by lower sales volumes of FertilizerpluS products, potash and bromine-based flame retardants.

-
Price – The positive impact on operating income was primarily driven by a $6 year-over-year increase in the price of potash (CIF) per tonne, along with an increase in selling prices of phosphate fertilizers, specialty agriculture products and FertilizerpluS products. This impact was partially offset by lower selling prices of WPA, food specialties and industrial salts.

-
Exchange rates – The unfavorable impact on operating income was mainly due to the appreciation of the average exchange rate of the euro and the Israeli shekel against the US dollar, partially offset by the depreciation of the average exchange rate of the Brazilian real against the US dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur and commodity fertilizers. This impact was partially offset by lower costs for raw materials used in the production of industrial solutions products and ammonia.

-	Transportation – The positive impact on operating income was due to reduced marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

9 ICL Group Limited Q2 2025 Results

Financing expenses, net

Net financing expenses for the six-month period ended June 30, 2025, totaled $50 million compared to $68 million in the corresponding period last year, reflecting a $18 million decrease. This reduction is primarily due to exchange rate differences net of hedging transactions, as well as a $4 million decrease in net interest expenses.

Tax expenses

For the six-month period ended June 30, 2025, the Company's reported tax expenses totaled $102 million compared to $90 million in the corresponding period of last year, reflecting an effective tax rate of 32% and 26%, respectively. The Company's adjusted tax expenses totaled $109 million compared to $96 million in the corresponding period of last year, reflecting an effective tax rate of 30% and 26%, respectively. The Company’s relatively high effective tax rate for this period was primarily impacted by the appreciation of the Israeli shekel against the US dollar during the period.

10 ICL Group Limited Q2 2025 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	319	315	663	650	1,239
Sales to external customers	315	309	653	640	1,220
Sales to internal customers	4	6	10	10	19
Segment Operating Income	54	60	116	119	224
Depreciation and amortization	15	14	29	27	57
Segment EBITDA	69	74	145	146	281
Capital expenditures	16	19	34	35	94

Highlights and business environment

•
Elemental bromine: Sales declined slightly year-over-year, with higher prices helping to partially offset lower volumes, mainly driven by continued subdued demand in the bromine-based flame retardants market.

•
Flame retardants: Sales of bromine-based products decreased year-over-year, primarily due to lower volumes amid continued weak demand, especially in the construction sector. Higher prices helped to partially offset the decrease. Phosphorus-based sales increased year-over-year, supported by both higher volumes and prices, following the imposition of duties on Chinese imports of tris (2-chloro-1-methylethyl) phosphate (TCPP), especially in the US.

•	Clear brine fluids: Sales increased year-over-year, primarily due to higher volumes in North America, which enabled ICL to maintain its leading position in this market.

•	Specialty minerals: Sales remained stable year-over-year, as demand across end-markets held steady.

11 ICL Group Limited Q2 2025 Results

Results analysis for the period April – June 2025

Sales	Expenses	Operating income
$ millions
Q2 2024 figures	315	(255)	60
Quantity	(19)	13	(6)
Price	19	-	19
Exchange rates	4	(4)	-
Raw materials	-	2	2
Energy	-	(1)	(1)
Transportation	-	(3)	(3)
Operating and other expenses	-	(17)	(17)
Q2 2025 figures	319	(265)	54

-
Quantity – The negative impact on operating income was primarily driven by lower sales volumes of bromine-based flame retardants and elemental bromine, partially offset by increased sales volumes of clear brine fluids and phosphorus-based flame retardants.

-	Price – The positive impact on operating income was mainly attributable to higher selling prices of elemental bromine, bromine- and phosphorus-based flame retardants, as well as specialty minerals.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational expenses.

12 ICL Group Limited Q2 2025 Results

Results analysis for the period January – June 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	650	(531)	119
Quantity	(2)	-	(2)
Price	14	-	14
Exchange rates	1	(2)	(1)
Raw materials	-	6	6
Energy	-	(1)	(1)
Transportation	-	(5)	(5)
Operating and other expenses	-	(14)	(14)
YTD 2025 figures	663	(547)	116

-	Price – The positive impact on operating income was primarily related to higher selling prices of phosphorus-based flame retardants, specialty minerals and elemental bromine.

-	Raw materials – The positive impact on operating income was driven by decreased raw materials costs.

-	Transportation – The negative impact on operating income was due to an increase in marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

13 ICL Group Limited Q2 2025 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	383	422	788	845	1,656
Potash sales to external customers	297	324	602	631	1,237
Potash sales to internal customers	13	17	35	49	95
Other and eliminations (1)	73	81	151	165	324
Gross Profit	133	157	269	326	650
Segment Operating Income	52	60	108	122	250
Depreciation and amortization	63	58	125	120	242
Segment EBITDA	115	118	233	242	492
Capital expenditures	89	63	153	129	332
Potash price - CIF ($ per tonne)	333	300	316	310	299

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne was $333 in the second quarter, reflecting an 11% increase compared to both the first quarter and year-over-year.

•	The Grain Price Index declined by 3.3% in the second quarter of 2025, driven by decreases in wheat (6.5%), rice (4.6%) and corn (2%) prices. However, soy prices moved 3.3% higher through the quarter.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in July 2025, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 25.7% for the 2025/26 agriculture year, compared to 26.5% for the 2024/25 agriculture year and 28.2% for the 2023/24 agriculture year.

•
In June 2025, ICL reached an agreement with IPL, a long-term customer in India, to supply an aggregate of 400,000 mt of potash, with an option for additional 100,000 mt, at a price of $349 per tonne, aligned with the current market price in India. This agreement falls under the five-year supply agreement with IPL for the years 2022-2027, signed in March 2022.

•
In June 2025, as part of ICL's 2025-2027 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 750,000 mt of potash with a mutual option for an additional 340,000 mt, at a price of $346 per tonne, which aligns with recent contract settlements in China.

14 ICL Group Limited Q2 2025 Results

Additional segment information

Global potash market - average prices and imports:

Average prices	4-6/2025	4-6/2024	VS Q2 2024	1-3/2025	VS Q1 2025
Granular potash – Brazil	CFR spot ($ per tonne)	357	311	14.8%	321	11.2%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	354	348	1.7%	338	4.7%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	343	292	17.5%	307	11.7%
Potash imports
To Brazil	million tonnes	4.1	4.1	0.0%	2.8	46.4%
To China	million tonnes	2.8	2.6	7.7%	3.6	(22.2)%
To India	million tonnes	0.3	0.9	(66.7)%	0.8	(62.5)%

Sources: CRU (Fertilizer Week Historical Price, July 2025), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
Production	957	1,108	2,019	2,238	4,502
Total sales (including internal sales)	971	1,153	2,074	2,237	4,556
Closing inventory	174	285	174	285	229

Second quarter 2025

-	Production – Production decreased by 151 thousand tonnes year-over-year, mainly due to operational challenges and war-related issues at the Dead Sea.

-	Sales – The quantity of potash sold decreased by 182 thousand tonnes year-over-year, mainly due to reduced production, which led to lower sales volumes particularly in China, Brazil and the US.

First half 2025

-	Production – Production decreased by 219 thousand tonnes year-over-year, mainly due to operational challenges and war-related issues.

-	Sales – The quantity of potash sold decreased by 163 thousand tonnes year-over-year, mainly due to reduced production, which led to lower sales volumes particularly in China and the US.

15 ICL Group Limited Q2 2025 Results

Results analysis for the period April – June 2025

Sales	Expenses	Operating income
$ millions
Q2 2024 figures	422	(362)	60
Quantity	(65)	46	(19)
Price	19	-	19
Exchange rates	7	(6)	1
Transportation	-	7	7
Operating and other expenses	-	(16)	(16)
Q2 2025 figures	383	(331)	52

-	Quantity – The negative impact on operating income was primarily due to lower potash sales volumes in China, Brazil and the US, partially offset by higher potash sales volumes in Europe and India.

-	Price – The positive impact on operating income was primarily driven by a $33 year-over-year increase in the potash price (CIF) per tonne, partially offset by lower prices of other products.

-
Exchange rates – The favorable impact on operating income was mainly due to the appreciation of the average exchange rate of the British pound against the US dollar, partially offset by the appreciation of the average exchange rate of the euro against the US dollar.

-	Transportation – The positive impact on operating income was primarily due to reduced marine transportation costs, primarily to Brazil and China.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

16 ICL Group Limited Q2 2025 Results

Results analysis for the period January – June 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	845	(723)	122
Quantity	(57)	45	(12)
Price	(4)	-	(4)
Exchange rates	4	(4)	-
Raw materials	-	1	1
Energy	-	(4)	(4)
Transportation	-	21	21
Operating and other expenses	-	(16)	(16)
YTD 2025 figures	788	(680)	108

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of magnesium, as well as a decrease in potash sales volumes in China and the US, partially offset by higher potash sales volumes mainly in Europe and Brazil.

-	Price – The negative impact on operating income was mainly due to a decline in the prices of several products, partially offset by a relatively small increase in the potash price (CIF) year-over-year.

-	Transportation – The positive impact on operating income was primarily due to reduced inland and marine transportation costs, primarily to Brazil, China and the US.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

17 ICL Group Limited Q2 2025 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

4-6/2025 (1)	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	637	572	1,210	1,131	2,215
Sales to external customers	589	528	1,125	1,045	2,049
Sales to internal customers	48	44	85	86	166
Segment Operating Income	90	93	181	177	358
Depreciation and amortization	44	53	92	100	191
Segment EBITDA	134	146	273	277	549
Capital expenditures	84	71	155	123	340

(1)
For Q2 2025, Phosphate Specialties accounted for $336 million of segment sales, $39 million of operating income, $12 million of D&A and $51 million of EBITDA, while Phosphate Commodities accounted for $301 million of segment sales, $51 million of operating income, $32 million of D&A and represented $83 million of EBITDA.

Highlights and business environment

•
Phosphate prices strengthened significantly during the second quarter of 2025, supported by favorable weather conditions that spurred firm demand across most key markets. Additional upward pressure stemmed from reduced Chinese DAP and MAP availability, perceived risks and opportunities related to new tariffs, and notable foreign exchange fluctuations. Key fertilizer benchmarks averaged 18% higher quarter-over-quarter and 31% higher year-over-year.

•	Developments in key markets are described below:

-
In China, DAP and MAP exports remained limited due to trade policy restrictions in 2025. During the first five months of the year, total exports fell below 0.2 million mt, compared to 1.6 million mt in 2024. Instead, these products were allocated primarily to domestic farmers, which helped to maintain stable local prices during the second quarter, which remained unchanged from the end of the prior quarter.

-
In the US, corn planting reached 95.2 million acres, approximately 5% higher year-over-year, supporting fertilizer demand. As a result, the DAP FOB NOLA rose by $114/mt to $794/mt at the end of the period.

-
In Latin America, fertilizer importers and distributors have been anticipating a strong agricultural year, driven by expectations of increased export opportunities stemming from US-China trade tensions. These expectations have led to a continued buildup of inventory levels of fertilizers, as well as progressively higher prices. In Brazil, MAP and Triple Super Phosphate (TSP) benchmarks ended the second quarter at $755/mt and $595/mt, respectively, representing an increase of $140/mt and $145/mt, respectively, year-over-year. While sentiment remained firm, the sharp price increases resulted in cautious purchasing behavior among farmers and growing interest in more affordable alternatives. For instance, Single Super Phosphate (SSP) imports were estimated at 1.7 million mt in the first half of 2025, compared to 1.2 million mt and 1.5 million mt during the same period in 2023 and 2024.

18 ICL Group Limited Q2 2025 Results

•	Indian phosphoric acid prices are negotiated quarterly. The price for the third quarter was agreed at $1,258/mt P2O5, an increase of $105 compared to the second quarter of 2025.

•
Sulphur FOB Middle East ended the second quarter at $270/mt. The benchmark is $10/mt lower than at the end of the first quarter, however, it remains elevated compared to historical norms, with an $188/mt increase from prevailing levels at the end of the second quarter of 2024. Increases earlier in the year were driven by firm demand from the metals sector, constrained supply, the need to replenish Chinese inventories, and market concerns regarding the potential impact of US tariffs.

•	Sales of white phosphoric acid (WPA) increased slightly year-over-year, as volume growth across all major regions offset lower prices.

•	Sales of industrial salts increased year-over-year, supported by continued volume growth, particularly in North America and China, which offset lower prices.

•	Sales of food specialties remained flat compared to the previous year, as higher volumes were fully offset by a decline in market prices, which was primarily driven by reduced input costs.

•	Sales of battery materials in China increased year-over-year, reflecting both higher volumes and improved pricing.

In April 2025, ICL submitted a funding application to the European Innovation Fund, as part of its expected plan to build a battery materials plant in Spain.

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	4-6/2025	4-6/2024	VS Q2 2024	1-3/2025	VS Q1 2025
DAP	CFR India Bulk Spot	723	527	37%	635	14%
TSP	CFR Brazil Bulk Spot	564	425	33%	500	13%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	312	281	11%	281	11%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	286	84	240%	183	56%

Source: CRU (Fertilizer Week Historical Prices, July 2025).

19 ICL Group Limited Q2 2025 Results

Results analysis for the period April – June 2025

Sales	Expenses	Operating income
$ millions
Q2 2024 figures	572	(479)	93
Quantity	34	(26)	8
Price	23	-	23
Exchange rates	8	(4)	4
Raw materials	-	(23)	(23)
Energy	-	(2)	(2)
Transportation	-	6	6
Operating and other expenses	-	(19)	(19)
Q2 2025 figures	637	(547)	90

-
Quantity – The positive impact on operating income was due to higher sales volumes of phosphate fertilizers, food specialties, white phosphoric acid, industrial salts as well as MAP used as a raw material for energy storage solutions.

-
Price – The positive impact on operating income was primarily related to higher selling prices of phosphate fertilizers. This was partially offset by lower selling prices of food specialties, white phosphoric acid, and industrial salts.

-	Raw materials – The negative impact on operating income was primarily driven by higher sulphur costs, partially offset by lower ammonia costs.

-	Transportation – The positive impact on operating income was due to reduced marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

20 ICL Group Limited Q2 2025 Results

Results analysis for the period January – June 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	1,131	(954)	177
Quantity	59	(37)	22
Price	17	-	17
Exchange rates	3	1	4
Raw materials	-	(14)	(14)
Energy	-	(2)	(2)
Transportation	-	9	9
Operating and other expenses	-	(32)	(32)
YTD 2025 figures	1,210	(1,029)	181

-	Quantity – The positive impact on operating income was due to higher sales volumes of phosphate fertilizers, white phosphoric acid, industrial salts and food specialties.

-
Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers and MAP used as a raw material for energy storage solutions. This was partially offset by lower selling prices of white phosphoric acid, food specialties and industrial salts.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur. This was partially offset by lower costs of ammonia.

-	Transportation – The positive impact on operating income was due to reduced marine and inland transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

21 ICL Group Limited Q2 2025 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

4-6/2025	4-6/2024	1-6/2025	1-6/2024	1-12/2024
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	540	494	1,035	973	1,950
Sales to external customers	534	489	1,025	963	1,932
Sales to internal customers	6	5	10	10	18
Segment Operating Income	35	25	63	48	128
Depreciation and amortization	21	20	40	39	74
Segment EBITDA	56	45	103	87	202
Capital expenditures	16	19	35	34	98

Highlights and business environment

•
Specialty Agriculture (SA): Sales increased year-over-year due to higher volumes- -– mainly in the US, Europe, and India, favorable pricing, particularly for micronutrients in Brazil, and the July 2024 acquisition of Custom Ag Formulators (CAF). This increase was partially offset by fluctuations in the Brazilian real exchange rate.

•
Turf and Ornamental (T&O): Sales increased year-over-year, driven mainly by growth in Europe. The increase was primarily attributable to higher prices, especially in Ornamental Horticulture, and the acquisition of GreenBest.

•
FertilizerpluS: Sales decreased year-over-year, mainly due to lower sales volumes in Europe. This decrease was partially offset by higher selling prices of PK Plus in Europe and granular Polysulphate in the US, as well as increased volumes in India.

22 ICL Group Limited Q2 2025 Results

Results analysis for the period April – June 2025

Sales	Expenses	Operating income
$ millions
Q2 2024 figures	494	(469)	25
Quantity	9	(4)	5
Price	36	-	36
Exchange rates	1	(1)	-
Raw materials	-	(23)	(23)
Energy	-	5	5
Transportation	-	(1)	(1)
Operating and other expenses	-	(12)	(12)
Q2 2025 figures	540	(505)	35

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture products, partially offset by lower sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

-	Energy – The positive impact on operating income was due to decreased electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

23 ICL Group Limited Q2 2025 Results

Results analysis for the period January – June 2025

Sales	Expenses	Operating income
$ millions
YTD 2024 figures	973	(925)	48
Quantity	36	(27)	9
Price	50	-	50
Exchange rates	(24)	22	(2)
Raw materials	-	(28)	(28)
Energy	-	6	6
Transportation	-	1	1
Operating and other expenses	-	(21)	(21)
YTD 2025 figures	1,035	(972)	63

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture products, partially offset by lower sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rate – The unfavorable impact on operating income was mainly due to the depreciation of the average exchange rate of the Brazilian real against the US dollar, partially offset by the appreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, sulphur and nitrogen.

-	Energy – The positive impact on operating income was primarily due to decreased electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

24 ICL Group Limited Q2 2025 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the second quarter, cash flow provided by operating activities totaled $269 million, compared to $316 million in the corresponding quarter last year. This decrease was mainly due to exchange rate, interest and derivatives, partially offset by changes in working capital.

Net cash used in investing activities

In the second quarter, net cash used in investing activities totaled $212 million, compared to $125 million in the corresponding quarter last year. This increase was mainly due to higher payments for property, plant and equipment.

Net cash provided by financing activities

In the second quarter, net cash provided by financing activities totaled $198 million, compared to net cash used in financing activities of $263 million in the corresponding quarter last year. This change was mainly due to the expansion of Series G debentures and changes in credit facilities.

Outstanding net debt

As of June 30, 2025, ICL’s net financial liabilities amounted to $2,214 million, an increase of $363 million compared to December 31, 2024.

In May 2025, the Company completed an expansion of its Series G debentures in Israel, in the amount of NIS 850 million (approximately $236 million). Following the expansion, the total outstanding principal of the Series G debentures amounts to NIS 1,570 million (approximately $436 million). The principal will be repaid in ten consecutive but unequal annual installments, due on December 30 of each year from 2025 through 2034. The debentures carry a nominal annual interest rate of 2.4%, payable in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2025. The Series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of twelve international banks. In April 2024, all the banks agreed to extend the RCF agreement for an additional year until April 2029. In April 2025, eleven of the participating banks agreed to extend the RCF agreement for an additional year until April 2030. As a result, effective April 2029, the credit facility amount will be $1,400 million. As of June 30, 2025, the Company utilized about $903 million of the credit facility framework.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million, with an additional $100 million uncommitted. As of June 30, 2025, ICL had utilized approximately $182 million of the facility’s framework.

25 ICL Group Limited Q2 2025 Results

Ratings and financial covenants

Fitch Ratings

In May 2025, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Rating

In July 2025, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-' with a stable rating outlook. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of June 30, 2025, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the six and three-month periods ended June 30, 2025, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Board of Directors and Senior Management Updates

On April 1, 2025, Mr. Nir Ilani was appointed as President of the Growing Solutions Division, effective as of June 1, 2025, replacing Mr. Eli Amon, who acted as Acting President of the Growing Solutions Division during the interim period. Mr. Nir Ilani is considered an office holder of the Company as of that date.

On May 1, 2025, Mr. Nadav Turner, who served for the past five years as chief executive officer of our YPH joint venture in China, assumed the role of President of the Phosphate Solutions Division, replacing Mr. Phil Brown, who retired from the Company. The Battery Materials Business, which was previously under Mr. Brown's responsibility, remains part of the Phosphate Solutions Division. Mr. Turner is considered an office holder of the Company as of that date.

In addition, on April 1, 2025, Mr. Ilan Barkai, who served during the past four years as SVP of ICL Phosphate Israel Operations & ESH, was appointed President of the Potash & Global ESH Division, effective May 1, 2025, replacing Mr. Meir.

Mr. Barkai is considered an office holder of the Company as of that date.

On July 17, 2025, the Company’s filed a notice and proxy statement for the 2025 Annual General Meeting of Shareholders (the "AGM"), to be held on September 4, 2025. The following items and resolutions are on the agenda for the AGM: (a) re-election of each of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and (c) present and discuss the Company’s audited financial statements for the year ended December 31, 2024.

On May 18, 2025, the Board resolved to establish a new committee focused on regulatory matters. As part of its mandate, the committee will oversee, among other things, the Company’s preparedness for significant regulatory changes expected in the coming years, including preparations related to the expiration of the Dead Sea concession and the processes for allocating a new concession in 2030. The committee serves as an advisory body to the Board and does not hold decision-making authority. The Committee is currently composed of the following four members: Shalom Shlomo (Chair), Tzipi Ozer-Armon, Dr. Miriam Haran, and Reem Aminoach. The committee will convene quarterly or as needed.

26 ICL Group Limited Q2 2025 Results

Risk Factors

In the six and three-month periods ended June 30, 2025, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Forward-looking Statements

This report contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. We are relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate, including tariffs and trade policies; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; disruptions from pandemics that may impact our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against us, its executives and Board members; exposure to risks relating to our current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the US Securities and Exchange Commission (the “SEC”) on March 13, 2025 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the second quarter of 2025 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2024 as of and for the year ended December 31, 2024 published by us on Form 20-F and the published report for the first quarter of 2025 (the "prior quarterly report"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

27 ICL Group Limited Q2 2025 Results

Consolidated Financial Statements (Unaudited)

As of June 30, 2025
(in millions of US Dollars)

Condensed Consolidated Statements of Financial Position as of (Unaudited)

June 30, 2025	June 30, 2024	December 31, 2024
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	582	287	327
Short-term investments and deposits	119	109	115
Trade receivables	1,431	1,429	1,260
Inventories	1,690	1,544	1,626
Prepaid expenses and other receivables	413	298	258
Total current assets	4,235	3,667	3,586

Non-current assets
Deferred tax assets	172	147	143
Property, plant and equipment	6,701	6,285	6,462
Intangible assets	941	857	869
Other non-current assets	326	249	261
Total non-current assets	8,140	7,538	7,735

Total assets	12,375	11,205	11,321

Current liabilities
Short-term debt	365	577	384
Trade payables	1,082	834	1,002
Provisions	59	49	63
Other payables	920	802	879
Total current liabilities	2,426	2,262	2,328

Non-current liabilities
Long-term debt and debentures	2,550	1,850	1,909
Deferred tax liabilities	477	500	481
Long-term employee liabilities	365	330	331
Long-term provisions and accruals	244	218	230
Other	45	61	55
Total non-current liabilities	3,681	2,959	3,006

Total liabilities	6,107	5,221	5,334

Equity
Total shareholders’ equity	6,014	5,746	5,724
Non-controlling interests	254	238	263
Total equity	6,268	5,984	5,987

Total liabilities and equity	12,375	11,205	11,321

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

29 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended June 30		For the six-month period ended June 30		For the year ended December 31
2025	2024	2025	2024	2024
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,832	1,752	3,599	3,487	6,841
Cost of sales	1,278	1,184	2,485	2,362	4,585

Gross profit	554	568	1,114	1,125	2,256

Selling, transport and marketing expenses	274	280	542	553	1,114
General and administrative expenses	72	64	149	128	259
Research and development expenses	19	14	37	31	69
Other expenses	11	2	27	5	60
Other income	(3)	(3)	(7)	(6)	(21)

Operating income	181	211	366	414	775

Finance expenses	98	59	160	119	181
Finance income	(85)	(26)	(110)	(51)	(41)
Finance expenses, net	13	33	50	68	140

Share in earnings of equity-accounted investees	-	-	-	-	1

Income before taxes on income	168	178	316	346	636

Taxes on income	60	48	102	90	172

Net income	108	130	214	256	464

Net income attributable to the non-controlling interests	15	15	30	32	57

Net income attributable to the shareholders of the Company	93	115	184	224	407

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.07	0.09	0.14	0.17	0.32

Diluted earnings per share (in dollars)	0.07	0.09	0.14	0.17	0.32

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,751	1,289,901	1,290,603	1,289,716	1,289,968

Diluted (in thousands)	1,292,096	1,290,158	1,291,450	1,289,977	1,290,039

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

30 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	December 31, 2024
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	108	130	214	256	464

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	108	(84)	198	(142)	(247)
Change in fair value of cash flow hedges transferred to the statement of income	(38)	8	(34)	13	10
Effective portion of the change in fair value of cash flow hedges	66	(14)	48	(19)	(2)
Tax relating to items that will be reclassified subsequently to net income	(6)	1	(3)	1	(2)
	130	(89)	209	(147)	(241)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	2	15	2	13	33
Tax relating to items that will not be reclassified to net income	(1)	(3)	(1)	(3)	(8)
	1	12	1	10	25

Total comprehensive income	239	53	424	119	248

Comprehensive income attributable to the non-controlling interests	17	13	33	26	51

Comprehensive income attributable to the shareholders of the Company	222	40	391	93	197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	December 31, 2024
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	108	130	214	256	464
Adjustments for:
Depreciation and amortization	150	152	301	299	596
Fixed assets impairment	-	-	-	-	14
Exchange rate, interest and derivative, net	(84)	37	(40)	96	152
Tax expenses	60	48	102	90	172
Change in provisions	7	(11)	2	(53)	(50)
Other	8	2	11	4	13
	141	228	376	436	897

Change in inventories	(6)	58	22	109	(7)
Change in trade receivables	119	26	(83)	(115)	26
Change in trade payables	28	(55)	59	(29)	104
Change in other receivables	(4)	(14)	(19)	4	39
Change in other payables	(80)	(28)	(62)	(18)	43
Net change in operating assets and liabilities	57	(13)	(83)	(49)	205

Income taxes paid, net of refund	(37)	(29)	(73)	(35)	(98)

Net cash provided by operating activities	269	316	434	608	1,468

Cash flows from investing activities
Proceeds (payments) from deposits, net	1	11	(3)	61	56
Purchases of property, plant and equipment and intangible assets	(202)	(142)	(392)	(287)	(713)
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	3	3	18	19
Payments from settlement of derivatives, net	(16)	-	(16)	-	-
Interest received	4	3	7	10	17
Business combinations	-	-	(3)	(22)	(74)
Other	-	-	-	-	1
Net cash used in investing activities	(212)	(125)	(404)	(220)	(694)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(55)	(59)	(107)	(120)	(251)
Receipts of long-term debt	683	140	1,044	338	889
Repayments of long-term debt	(138)	(226)	(535)	(612)	(1,302)
Repayments of short-term debt	(206)	(18)	(97)	(1)	(1)
Interest paid	(42)	(43)	(58)	(63)	(122)
Receipts (payments) from transactions in derivatives	(2)	-	(2)	3	(2)
Dividend paid to the non-controlling interests	(42)	(57)	(42)	(57)	(57)
Net cash provided by (used in) financing activities	198	(263)	203	(512)	(846)

Net change in cash and cash equivalents	255	(72)	233	(124)	(72)
Cash and cash equivalents as of the beginning of the period	312	363	327	420	420
Net effect of currency translation on cash and cash equivalents	15	(4)	22	(9)	(21)
Cash and cash equivalents as of the end of the period	582	287	582	287	327

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

32 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2025
Balance as of April 1, 2025	549	238	(637)	151	(260)	5,803	5,844	279	6,123

Share-based compensation	-	2	-	1	-	-	3	-	3
Dividends	-	-	-	-	-	(55)	(55)	(42)	(97)
Comprehensive income	-	-	106	22	-	94	222	17	239
Balance as of June 30, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2024
Balance as of April 1, 2024	549	235	(539)	148	(260)	5,629	5,762	282	6,044

Share-based compensation	-	2	-	1	-	-	3	-	3
Dividends	-	-	-	-	-	(59)	(59)	(57)	(116)
Comprehensive income	-	-	(82)	(5)	-	127	40	13	53
Balance as of June 30, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

33 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	4	-	-	6	-	6
Dividends	-	-	-	-	-	(107)	(107)	(42)	(149)
Comprehensive income	-	-	195	11	-	185	391	33	424
Balance as of June 30, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	3	-	2	-	-	5	-	5
Dividends	-	-	-	-	-	(120)	(120)	(57)	(177)
Comprehensive income	-	-	(136)	(5)	-	234	93	26	119
Balance as of June 30, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

34 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	6	-	-	10	-	10
Dividends	-	-	-	-	-	(251)	(251)	(57)	(308)
Comprehensive income	-	-	(241)	6	-	432	197	51	248
Balance as of December 31, 2024	549	238	(726)	159	(260)	5,764	5,724	263	5,987

The accompanying notes are an integral part of these condensed consolidated financial statements.

35 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events during the reporting period

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. Over the past year, tensions with Iran intensified, culminating in a 12-day declared state of war in June 2025, which concluded with a ceasefire. The ongoing security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

We continue to take measures to ensure the safety of our employees and business partners, as well as the communities in which we operate. We have also implemented supportive measures to accommodate those of our employees called for reserve duty, aiming to minimize any potential impact on our business, and to avoid disruptions to production activities at our facilities in Israel.

While the security situation has not had a material impact on our business results to date, its future effects remain uncertain due to the unpredictable nature and duration of the conflict. We continuously monitor developments and will take all necessary actions to minimize any negative consequences to our operations and assets.

36 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2024 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

C.	Amendments to standards and interpretations that have not yet been adopted

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

The amendments provide clarifications relating to the date of recognition and derecognition of financial instruments. In accordance with the amendments, an exception is added regarding the timing of derecognizing financial liabilities settled by electronic cash transfers, as well as clarification relating to disclosure requirements for financial instruments with contingent features that are not directly related to changes in the basic risks/cost of the instrument.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

37 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea in Israel, and in Spain from conventional mining of an underground mine. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

38 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

39 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2025

Sales to external parties	315	347	589	534	47	-	1,832
Inter-segment sales	4	36	48	6	-	(94)	-
Total sales	319	383	637	540	47	(94)	1,832

Cost of Sales	214	250	460	398	42	(86)	1,278
Segment operating income (loss)	54	52	90	35	(2)	(28)	201
Other expenses not allocated to the segments							(20)
Operating income							181

Financing expenses, net							(13)

Income before income taxes							168

Depreciation and amortization	15	63	44	21	4	3	150
Capital expenditures	16	89	84	16	3	6	214

40 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2024

Sales to external parties	309	381	528	489	45	-	1,752
Inter-segment sales	6	41	44	5	2	(98)	-
Total sales	315	422	572	494	47	(98)	1,752

Cost of sales	208	265	389	369	44	(91)	1,184
Segment operating income (loss)	60	60	93	25	(4)	(9)	225
Other expenses not allocated to the segments							(14)
Operating income							211

Financing expenses, net							(33)

Income before income taxes							178

Depreciation and amortization	14	58	53	20	4	3	152
Capital expenditures	19	63	71	19	2	6	180
Capital expenditures as part of business combination	-	-	-	1	-	-	1

41 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2025

Sales to external parties	653	705	1,125	1,025	91	-	3,599
Inter-segment sales	10	83	85	10	1	(189)	-
Total sales	663	788	1,210	1,035	92	(189)	3,599

Cost of Sales	442	519	857	762	82	(177)	2,485
Segment operating income (loss)	116	108	181	63	(5)	(54)	409
Other expenses not allocated to the segments							(43)
Operating income							366

Financing expenses, net							(50)

Income before income taxes							316

Depreciation, amortization and impairment	29	125	92	40	8	7	301
Capital expenditures	34	153	155	35	4	21	402

42 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2024

Sales to external parties	640	748	1,045	963	91	-	3,487
Inter-segment sales	10	97	86	10	2	(205)	-
Total sales	650	845	1,131	973	93	(205)	3,487

Cost of sales	433	519	780	732	86	(188)	2,362
Segment operating income (loss)	119	122	177	48	(7)	(19)	440
Other expenses not allocated to the segments							(26)
Operating income							414

Financing expenses, net							(68)

Income before income taxes							346

Depreciation and amortization	27	120	100	39	8	5	299
Capital expenditures	35	129	123	34	3	11	335
Capital expenditures as part of business combination	-	-	-	35	-	-	35

43 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2024

Sales to external parties	1,220	1,462	2,049	1,932	178	-	6,841
Inter-segment sales	19	194	166	18	3	(400)	-
Total sales	1,239	1,656	2,215	1,950	181	(400)	6,841

Cost of sales	821	1,006	1,515	1,426	175	(358)	4,585
Segment operating income (loss)	224	250	358	128	(22)	(65)	873
Other expenses not allocated to the segments							(98)
Operating income							775

Financing expenses, net							(140)
Share in earnings of equity-accounted investees							1
Income before income taxes							636

Depreciation, amortization and impairment	57	242	191	74	15	31	610
Capital expenditures	94	332	340	98	8	30	902
Capital expenditures as part of business combination	-	-	-	92	-	-	92

44 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2025		4-6/2024		1-6/2025		1-6/2024		1-12/2024
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	367	20	358	20	622	17	568	16	1,228	18
USA	331	18	282	16	649	18	601	17	1,176	17
China	259	14	281	16	549	15	536	15	1,068	16
United Kingdom	88	5	79	5	199	6	181	5	317	5
Spain	86	5	79	5	168	5	153	4	301	4
Israel	80	4	75	4	146	4	143	4	285	4
Germany	76	4	82	5	159	4	174	5	315	5
France	60	3	56	3	133	4	147	4	256	4
India	50	3	36	2	97	3	70	2	197	3
Austria	41	2	34	2	76	2	66	2	132	2
All other	394	22	390	22	801	22	848	26	1,566	22
Total	1,832	100	1,752	100	3,599	100	3,487	100	6,841	100

45 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2025
Europe	101	124	142	196	39	(28)	574
Asia	91	45	189	79	3	(8)	399
South America	5	127	108	159	-	(2)	397
North America	109	36	154	58	1	-	358
Rest of the world	13	51	44	48	4	(56)	104
Total	319	383	637	540	47	(94)	1,832

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2024
Europe	109	96	145	182	33	(31)	534
Asia	109	79	143	76	8	(7)	408
South America	6	138	100	150	-	(3)	391
North America	76	50	140	42	-	(1)	307
Rest of the world	15	59	44	44	6	(56)	112
Total	315	422	572	494	47	(98)	1,752

46 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2025
Europe	204	273	278	424	72	(62)	1,189
Asia	209	119	361	144	7	(14)	826
South America	10	213	189	271	-	(4)	679
North America	213	83	295	115	2	(3)	705
Rest of the world	27	100	87	81	11	(106)	200
Total	663	788	1,210	1,035	92	(189)	3,599

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2024
Europe	213	265	288	417	64	(74)	1,173
Asia	219	155	303	137	18	(12)	820
South America	10	197	169	250	-	(3)	623
North America	174	111	277	86	1	(2)	647
Rest of the world	34	117	94	83	10	(114)	224
Total	650	845	1,131	973	93	(205)	3,487

47 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2024
Europe	391	478	542	731	128	(147)	2,123
Asia	438	352	613	249	31	(19)	1,664
South America	21	402	307	627	-	(4)	1,353
North America	329	202	567	170	3	(4)	1,267
Rest of the world	60	222	186	173	19	(226)	434
Total	1,239	1,656	2,215	1,950	181	(400)	6,841

48 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2025		June 30, 2024		December 31, 2024
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	382	367	326	299	287	271
Debentures bearing fixed interest
Marketable	1,136	1,100	1,093	965	909	845
Non-marketable	47	47	47	46	47	47
	1,565	1,514	1,466	1,310	1,243	1,163

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	June 30, 2025	June 30, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	64	3	1
Derivatives designated as cash flow hedge, net	44	(18)	-
	108	(15)	1

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

49 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

D. Developments in the reporting period

Debentures

In May 2025, the Company completed an expansion of its Series G debentures in Israel, in the amount of NIS 850 million (approximately $236 million). Following the expansion, the total outstanding principal of the Series G debentures amounts to NIS 1,570 million (approximately $436 million). The principal will be repaid in ten consecutive but unequal annual installments, due on December 30 of each year from 2025 through 2034. The debentures carry a nominal annual interest rate of 2.4%, payable in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2025. The Series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.Share based payments - non-marketable options

1.
At the general meeting of shareholders, held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 to the CEO and the Chairman of the Board. The grant consists of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date (March 6, 2025, for the Chairman of the Board and March 13, 2025, for the CEO). The options will expire in March 2030. The aggregate fair value at the grant dates is about $7 million.

2.
On March 24, 2025, and April 1, 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 to two senior managers. The grant consists of 1.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant dates (April 1, 2025 and May 1, 2025). The aggregate fair value at the grant dates was about $1.7 million.

3.
On July 2, 2025, and July 6, 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 to certain officers and senior managers. The grant consists of 3.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three tranches, after 12, 24 and 36 months from the grant date. The aggregate fair value at the grant date was about $6.3 million.

B.	Cash long-term incentive plan

In June 2025, Company's HR & Compensation Committee and the Board of Directors approved a new Cash Long-Term Incentive (LTI) plan. Under this plan, certain senior managers will be awarded with a cash incentive of $39 million in 2028, subject to the achievement of several financial targets over the three‑year period from 2025 to 2027 and influenced by changes in the Company's share price.

50 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2025 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions (cont'd)

C.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 25, 2025	March 25, 2025	52	0.04
May 18, 2025	June 18, 2025	55	0.04
August 5, 2025 *	September 17, 2025	55	0.04

* The dividend will be distributed on September 17, 2025, with a record date for eligibility of September 3, 2025.

Note 6 – Provisions, Contingencies and Other Matters
1.
Further to Note 18 to the Annual Financial Statements regarding the Company’s pre-emptive request — prior to filing a petition — to advance the Barir Detailed National Outline Plan (NOP) without delay, on July 9, 2025, the Company submitted a petition to the Israel's Supreme Court. In accordance with the Court's decision, the State is required to submit its response by September 2025.

2.
Further to Note 18 to the Annual Financial Statements regarding the approval of the mining plan for the northern Oron area, on June 30, 2025, a petition was filed with the Be'er Sheva District Court objecting to the District Committee for Planning and Construction's approval, alleging that the approval process involved material deficiencies. In accordance with the Court's decision from July 2, 2025, the Company is required to submit its response by September 2025.

3.
Note 18 to the Annual Financial Statements includes disclosure regarding the Dead Sea Works concession and the publication of a draft report by the Israeli Accountant General, for public comments, addressing the preparations for the expiration of the Company’s existing concession and the grant of a new concession in 2030 (the “Draft Report”). The Draft Report includes recommendations concerning, among other things, the payment regime to the State, the potential inclusion of a minimum price in the tender, the concession period, and environmental considerations including rehabilitation and infrastructure obligations, as well as the imposition of additional regulatory costs and responsibilities on the future concession holder. As stated in Note 18, the Company submitted its comments as part of the public process and also participated in hearings held as part of this process.

According to publications by the Accountant General, following the completion of the public process regarding the Draft Report, the state intends to initiate legislative procedures and publish a draft bill of law, based on the Draft Report and the public process during the second half of 2025 (the "Draft Bill"). To the best of the Company’s understanding, the Draft Bill may outline the terms and arrangements related to the future concession and may also propose amendments or arrangements affecting the rights of the current concession holder under the existing Concession Law, all as part of the State's wish to establish a tender process that serves its objectives. The Draft Bill will be subject to a full legislative process, including, among other steps, publication for public comments, hearings and the stages of discussions and legislation in the Israeli parliament ("Knesset").

Upon publication of the Draft Bill, and to the extent it is published, the Company intends to thoroughly review its provisions, respond within the framework of the public process, and, if necessary, take appropriate action to safeguard its rights and its legal and commercial interests.

4.
Further to Note 18 to the Annual Financial Statements regarding ICL Rotem's new mining concession and the petition filed with Israel’s Supreme Court against the competitive process and the disclosure certificate issued to the Company in connection with this process, on May 7, 2025, the Supreme Court rejected the petition.

5.
Further to Note 18 to the Annual Financial Statements regarding the Israel Water Authority's decision that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, it was decided to postpone the hearing on the Company's appeal to January 2026.

51 ICL Group Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 6, 2025